SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

22 March 2018

Prudential plc

Annual Report and Accounts 2017 and Form 20-F

Prudential today announces that its Annual Report and Accounts 2017 is available to view on the Group's website at www.prudential.co.uk  This follows the release of its audited results for the year ended 31 December 2017 on 14 March 2018.

The annual report on Form 20-F will  be filed shortly with the Securities and Exchange Commission.

Copies of the Annual Report and Accounts 2017 and Form 20-F will be available for inspection at www.morningstar.co.uk/uk/NSM in due course. Printed copies of the Annual Report and Accounts 2017 will be posted to those shareholders who have requested it on or around 11 April 2018.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Ian Smith, Assistant Company Secretary, +44 (0) 20 3790 1345
Sylvia Edwards, Deputy Group Secretary, +44 (0) 20 7548 3826

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 March 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary